Vivendi Universal and Vodafone increase their
cooperation in France

Paris and Newbury, October 14, 2003. Vivendi Universal and Vodafone Group Plc announce today a number of agreements designed to further improve the performance of Cegetel Groupe, as well as optimise the cash flows between Cegetel Groupe and its shareholders. There are four such agreements:

1.	Vodafone and SFR have signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas:

•	The coordination of their activities in the development, and rollout of new products and services, including Vodafone live! which will be launched later this month and,

•	The development of operational synergies in procurement (including IT and technology) and best practice sharing.

The partners expect that these arrangements will further enhance SFR’s competitiveness and will therefore benefit both SFR’s customers and shareholders.

2.	Vivendi Universal and Vodafone have agreed in principle to simplify the structure of Cegetel Groupe through the merger of Transtel, Cofira and SFR into Cegetel Groupe, to be renamed “SFR”. Vivendi Universal would hold 55.8% and members of the Vodafone group would hold 43.9% of the share capital of the merged entity. The balance of the share capital would be held by individuals who were formerly minority shareholders in Cofira. Providing the mergers receive regulatory approvals in France and final board and shareholder approvals, it is currently expected that these mergers would be implemented in the fourth quarter of 2003. This project is being submitted for information and consultation with employee representative bodies.

3.	Vivendi Universal and Vodafone have agreed to establish the payment of quarterly dividends by the merged entity to its shareholders from 2004. This would enhance the access of both shareholders to the cash flows generated by the company.

In addition, Vivendi Universal and Vodafone have agreed in principle that Vivendi Universal would be able to access available cash pro rata to its shareholding from the merged entity through a cash pooling agreement, up to a limit of €250 million. Advances under the cash pooling agreement would be repayable on the date on which quarterly dividends become payable by the merged entity. Providing this agreement receives final board approvals, it would become effective on the date on which the mergers of Transtel, Cofira and SFR into Cegetel Groupe are completed.

4.	As previously announced, Cegetel Groupe and SNCF have agreed to merge Cegetel Groupe’s fixed line business, Cegetel SA with Télécom Développement, the joint venture between Cegetel Groupe and SNCF, which operates the largest alternative national digital fixed line network in France. Cegetel Groupe will own 65% of the merged company. The new company, to be renamed “Cegetel” will build on this merger to launch more competitive broadband services focusing initially on the ISP and corporate markets, and then on the consumer market. It is currently expected that this merger, which is subject to board, shareholder and regulatory approvals in France, would also be implemented in the fourth quarter of 2003.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains certain “forward-looking statements” with respect to our expectations, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the above agreements. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “would” “expects”, “believes”, “intends”, “plans”, “targets”, “goal”, or “estimates”.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to regulatory approvals which may require the acceptance of conditions with potential adverse impacts and risk our ability to realise expected synergies and benefits, the failure of the necessary parties to reach final agreement with respect to one or more of the transactions described, and the failure to obtain board, shareholder or regulatory approval of any merger.

Please refer to documents that Vivendi Universal and Vodafone Group Plc have filed under the US Securities Exchange Act of 1934 with the Securities Exchange Commission and/or the French Commission des Opérations de Bourse, including Vivendi Universal’s and Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended 31 December 2002 for Vivendi Universal and 31 March 2003 for Vodafone Group Plc and Vivendi Universal’s Document de Reference filed with the French Commission des Opérations de Bourse, for additional factors that could cause actual results and developments to differ materially from the expectations disclosed or implied within forward-looking statements. All written or oral forward-looking statements attributable to Vivendi Universal or Vodafone Group Plc, any members of Vivendi Universal or Vodafone Group Plc or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Vivendi Universal and Vodafone Group Plc do not intend to update these forward-looking statements.

For further information:

Vodafone Group:	Vivendi Universal Contacts:

Média
Tim Brown, Group Corporate Affairs Director	Paris
Tel: +44 (0) 1635 673310	Antoine Lefort
+33 (0) 1 71 71 11 80
Investor Relations	Agnès Vétillart
Melissa Stimpson	+33 (0) 1 71 71 30 82
Darren Jones	Alain Delrieu
Tel: +44 (0) 1635 673310	+33 (0) 1 71 71 10 86

Media Relations
Bobby Leach	Investor Relations
Ben Padovan	Paris
Tel: +44 (0) 1635 673310	Daniel Scolan
+33 (0) 171 71 32 91
Tavistock Communications	Laurence Daniel
Lulu Bridges	+33 (0) 1 71 71 12 33
Justin Griffiths
Tel:+44 (0) 207 9203150	New York
Eileen McLaughlin
+(1) 212 572 8961

Groupe Cegetel Contacts:

Médias
Caroline Guillaumin
+33 (0) 1 71 07 65 60
Eric De Branche
+33 (0) 1 71 08 93 16

A simplified structure before and after the proposed transactions described in 2 and 3 above is shown below. Note that only the major companies in the existing Cegetel Groupe are shown for clarity.

Pre transactions

VIVENDI UNIVERSAL
vodafone
SNCF
70%
Transtel
30%
50.1%
50%
35%
Télécom Développement
49.9%
Groupe Cegetel
15%
20%
99.6%
80%
Cegetel SA
COFIRA
0.4%
80%
Minority shareholders
20%
SFR